July 10, 2015

VIA EDGAR AND E-MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Brad Skinner
Diane Fritz
Shannon Buskirk

Re:    Veritiv Corporation
Form 10-K for the Fiscal Year Ended
December 31, 2014
Filed March 24, 2015
File No. 1-36479

Ladies and Gentlemen:
Veritiv Corporation (“Veritiv” or the “Company”) is pleased to respond to the letter dated June 29, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”). For the convenience of the Staff’s review, we have set forth below the comment contained in the Staff’s letter in italics followed by our response.
Form 10-K for Fiscal Year Ended December 31, 2014
Notes to Consolidated Financial Statements
Note 1. Business and Summary of Significant Accounting Policies
Revenue Recognition, page 54
Staff Comment No. 1:
We note that you recognize certain revenues on a gross basis related to shipments made directly from a manufacturer to a customer. Please provide us with your analysis for concluding that you are the primary obligor in the arrangements. Please indicate if you take general inventory risk, if you change the products in any way prior to resale, if you are involved in the determination of product specifications and the degree to which you have discretion in supplier selection. Your response should address the factors and indicators of gross versus net revenue reporting provided in FASB ASC 605-45-45.

Response:
Veritiv is primarily a business-to-business distributor of third-party products throughout North America. Veritiv was established in 2014 following the merger of International Paper Company’s xpedx division and Unisource Worldwide, Inc. The Company operates from more than 180 distribution centers primarily throughout the U.S., Canada and Mexico. Delivery of products is provided through two primary channels, either from the Company’s warehouses or directly from the manufacturer.

ASC 605-45 addresses whether a company should recognize revenue based on the gross amount billed to the customer because it has acted as the principal in the sale of the goods or services; or whether the company should recognize revenue based on the net amount retained (the amount paid by the customer less the amount paid to the supplier) because, in substance, it has acted as an agent and earned a commission from the supplier of the goods or services sold.

ASC 605-45 acknowledges that whether a company should recognize revenue gross or net is a matter of judgment that depends on the relevant facts and circumstances, and provides a number of factors or indicators that should be considered in the evaluation. ASC sections 605-45-45-3 through 14 provide eight indicators that may support reporting gross revenue. Although none of the indicators is necessarily presumptive or determinative, the first two factors below are considered strong indicators that an entity is acting as a principal in a transaction. ASC sections 605-45-45-15 through 18 provide three indicators that may support reporting net revenue, of which the first factor is a strong indicator that an entity is acting as an agent in a transaction. The following is a summary of the indicators and the Company’s assessment of those indicators relative to the shipments made directly from the manufacturer to the customer (herein referred to as “direct revenue”):

Indicator	Strength of Indicator	Indicator Present
Indicators of Gross Presentation
1. Entity is Primary Obligor	Strong	Yes
2. Entity has General Inventory Risk	Strong	No
3. Entity has Latitude in Establishing Price	Weak	Yes
4. Entity Changes the Product or Performs Part of the Service	Weak	No
5. Entity has Discretion in Supplier Selection	Weak	Yes
6. Entity Is Involved in the Determination of Product or Service Specifications	Weak	No
7. Entity Has Physical Loss Inventory Risk – After Customer Order or During Shipping	Weak	Depends on shipping terms
8. Entity Has Credit Risk	Weak	Yes
Indicators of Net Presentation
1. Entity’s Supplier Is the Primary Obligor	Strong	No
2. Amount the Entity Earns is Fixed	Weak	No
3. Supplier Has Credit Risk	Weak	No
Overall Management Conclusion		Gross reporting

The discussion that follows highlights some of the key factors that the Company considered in arriving at the above conclusion.

Strong Indicators of Gross Revenue Reporting

1.	The Entity Is the Primary Obligor in the Arrangement

Analysis of Indicator

•
The Company provides product(s) to its customers (individually, each a “Customer” and collectively, “Customers”) through direct shipments from Veritiv’s suppliers (individually, each a “Supplier” and collectively, “Suppliers”). The Company’s websites provide its Customers with an expectation that the Company is a single source supplier of all of the Customer’s print, packaging and facility solutions needs.  Further, the Company markets its technical expertise and “know how” to assist its Customers in determining the best products at the best price. The Customer relies on the Company to provide sourcing and other services related to fulfilling the order including: identifying the pool of potential Suppliers, determining the appropriate Supplier based on the Customer’s particular need and price targets, and extending credit to the Customer. All sourcing services are performed without direct involvement or input from the Customer thus indicating that the Company is responsible for fulfilling a Customer’s order. Additionally, there is no direct interaction between the Customer and Supplier during this process.

•
The Customer contracts directly with Veritiv, and evidence of an arrangement varies depending on the Customer, type of product(s) and/or method used by the Customer to place an order. There is no contractual privity between Customers and Suppliers.

•
When an order fulfillment issue arises, the Customer works directly with the Company to resolve the matter which further evidences that the Company is responsible for fulfilling the order for its Customer and helps the Customer with any potential claims that might arise as a result of the transaction.

Conclusion

Based on the above, the Company is the primary obligor for all direct revenue transactions.

2.	The Entity Has General Inventory Risk – Before Customer Order Is Placed or Upon Customer Return

Analysis of Indicator

•	As described above, direct revenue is generated from products shipped directly from a Supplier to the Customer. The Company does not receive or store the products.

Conclusion

Based on the above, the Company does not have general inventory risk for direct revenue transactions.

Weaker Indicators of Gross Revenue Reporting

3.    The Entity Has Latitude in Establishing Price

Analysis of Indicator

•
The Company has full latitude in negotiating and setting prices with its Customers. The Company establishes and maintains product price lists that may be specific to an individual Customer, posted on Veritiv’s on-line purchasing site or verbally communicated for phone orders.

•	The Company’s Suppliers do not have any input in Customer pricing decisions. The Company has relationships with a multitude of Suppliers which allows it to identify the appropriate Supplier for a particular Customer order and negotiate better prices than a Customer would typically be able to command on its own.

Conclusion

Based on the above, the Company has latitude in establishing price for all direct revenue transactions.

4.    The Entity Changes the Product or Performs Part of the Service

Analysis of Indicator

•
As a distributor, the Company’s product offerings are mostly finished products that are sold to Customers with very minimal modifications, if any. The Company does not physically change a product beyond its packaging. For direct revenue transactions, the Company’s selling price is not greater as a result of physically changing the product or performing a service.

Conclusion

Based on the above, due to the nature of the transactions and related products, the Company does not change the product or perform part of the service for direct revenue transactions.

5.	The Entity has Discretion in Supplier Selection

Analysis of Indicator

•
The Company purchases its products from thousands of Suppliers. In almost all instances, the Company has complete discretion in selecting Suppliers that will provide the products ordered by Customers. In rare cases, the Customer may specify a Supplier if there is only one Supplier for the product or if the Customer’s equipment can only run a product produced by a particular Supplier. Suppliers are selected by the Company based on Customer demand for the product and a Supplier’s total service, cost and product quality offering. In general, the majority of the direct revenue sales relate to bulk paper orders (i.e. large orders of paper rolls).  The paper is commodity grade paper for which the manufacturer of the paper is not an important attribute for the Customer.  Rather, the Customer order is specific to the grade and basis weight of paper.  Veritiv markets itself to source the paper at the best price.  As such, the Company has multiple Suppliers for the same products and therefore has the discretion in selecting the Supplier of its choice.  Veritiv’s marketing materials emphasize the Company’s expertise in selecting appropriate products (e.g. paper, packaging, supplies) to best fit the Customer’s needs, in terms of price and quality. In some cases, Veritiv only sources products from a single Supplier.  In these cases, the Customer is selecting a certain product, not selecting a Supplier, so we still believe in these cases that the Company has the discretion in Supplier selection.

Conclusion

Based on the above, the Company has discretion in Supplier selection for substantially all direct revenue transactions.

6.	The Entity Is Involved in the Determination of Product or Service Specifications

Analysis of Indicator

•
In a majority of the Company’s direct revenue transactions, the Customer determines the nature, type, characteristics or specifications of the product to be used for their end purpose. The Company is not heavily involved in this process.

•
In some cases, the Company provides packaging design and engineering services to its Customers, wherein the Company helps its Customer determine the nature, type, characteristics or specifications of the product. However, the ultimate decision in this case rests with the Customer and not with the Company.

Conclusion

Based on the above, the Company is generally not involved in the determination of the product specifications for direct revenue transactions.

7.	The Entity Has Physical Loss Inventory Risk – After Customer Order or During Shipping

Analysis of Indicator

•
As described above, direct revenue is generated from products shipped directly from a Supplier to the Customer. Title to products transfers to the Customer upon either leaving the Supplier’s location or when the products are delivered to the Customer’s location, depending upon the shipping terms of the transaction. For those shipments where title does not transfer to the Customer until final delivery, Veritiv will take title to, and assume risk of loss for, the inventory during shipment from the Supplier to the Customer.

Conclusion

Based on the above, the Company has physical loss inventory risk for direct revenue shipments where title does not transfer to the Customer until delivery for approximately 40% of its direct shipments.

8.	The Entity Has Credit Risk

Analysis of Indicator

•	The Company extends credit to its Customers.

•	The Company is responsible for collecting all cash against all sales invoiced to its Customers and has no recourse with the Supplier if the Customer does not pay.

•	The Company must pay all amounts owed to Suppliers after the Suppliers provide products as agreed upon, regardless if the Company collects from the Customer all or a portion of the sales price.

•
Should there be an issue with the order, the Customer would work directly with the Company to resolve the issue. Credit memos issued by the Company to the Customer would be for the gross amount invoiced (or that portion directly related to the inventory in question) rather than being netted with what was owed to the Company by the Supplier.

Conclusion

Based on the above, the Company has credit risk for all direct revenue transactions.

Indicators of Net Revenue Reporting

1.    The Entity’s Supplier Is the Primary Obligor in the Arrangement

Analysis of Indicator

•	Please refer to the discussion under the ‘Strong Indicators of Gross Revenue Reporting’ section, #1 above.

Conclusion

Based on the above, the Company, and not the Supplier, is the primary obligor for all direct revenue transactions.

2.	The Amount the Entity Earns is Fixed

Analysis of Indicator

•
The amount that Veritiv earns on a Customer transaction is a direct function of the amount billed to the Customer based on the quantity and price of the product ordered. As noted above, the Company establishes and maintains product price lists that may be specific to an individual Customer, posted on Veritiv’s on-line purchasing site or verbally communicated for phone orders. Note that the Company provides rebates and discounts to its Customers and is eligible to earn rebates from some of its Suppliers, but these facts do not lead to a fixed, or stated percentage of amount billed, or amount earned.

Conclusion

Based on the above, the amount the Company earns is not fixed in direct revenue transactions.

3.	The Supplier Has Credit Risk

Analysis of Indicator

•	Please refer to discussion under the ‘Strong Indicators of Gross Revenue Reporting’ section, #1 above.

Conclusion

Based on the above, the Company, and not the Supplier, has the credit risk for direct revenue transactions.

Conclusion

Based on the analysis described above, management has concluded that the Company should recognize revenue based on the gross amount billed to Customers for all direct revenue transactions because it has acted as the principal in the sale of the related products, it is the primary obligor, it has the relationship with the Customer, it deals with the Customer to initiate the transaction, it has discretion in Supplier selection, it is responsible to the Customer for anything that goes wrong with the order and it has credit risk. Although the Company acknowledges that not all of the strong and weak indicators supporting gross reporting have been satisfied, the existence of the select factors supporting net recognition was not sufficiently strong to overcome the indicators supporting gross recognition.

*    *    *
In responding to the Staff’s comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *
If you have any questions concerning this response, please do not hesitate to contact me at 770-391-8339.
Sincerely,
/s/ Stephen J. Smith
Stephen J. Smith
Senior Vice President and
Chief Financial Officer